# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TrueBlue, Inc., CIK 0000768899
CUSIP: 89785X101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1015 A STREET, TACOMA, Washington (WA), 98402
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001386060-25-000018
Filed by CIK 0001386060

## Reporting persons
- Boston Partners: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 3,254,527; shared voting power 0; sole dispositive power 3,254,527; shared dispositive power 0; aggregate amount beneficially owned 3,254,527 (10.83% of the class)

## Item 1. Issuer
Name of issuer: TrueBlue, Inc.
Address of issuer's principal executive offices:
1015 A STREET, TACOMA, WASHINGTON
98402

## Item 2. Person Filing
Name of person filing: Boston Partners
Address of principal business office or, if none, residence:
ONE BEACON STREET
30TH FLOOR
BOSTON, Massachusetts
02108
Citizenship: Boston Partners - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,254,527
Percent of class: 10.83
Sole power to vote or to direct the vote: Boston Partners - 3,254,527
Shared power to vote or to direct the vote: Boston Partners - 0
Sole power to dispose or to direct the disposition: Boston Partners - 3,254,527
Shared power to dispose or to direct the disposition: Boston Partners - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule is being filed with respect to 3,254,527 shares of Trueblue, Inc. (the Common Stock) held by Boston Partners on 03/31/2026 for the discretionary account of certain clients. By reason of rule 13d-3 under the act Boston Partners may be deemed to be a beneficial owner of such Common Stock. To the knowledge of Boston Partners no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock which represents more than 10% of the outstanding shares of the Common Stock referred to in item 4(b) hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Boston Partners: /s/Ali Farooqi, Ali Farooqi / Senior Compliance Manager (05/14/2026)